SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 333-13944

                        MAHANAGAR TELEPHONE NIGAM LIMITED
             (Exact name of Registrant as specified in its Charter)

                       12th Floor, Jeevan Bharati Tower-1
                              124 Connaught Circus
                                New Delhi 110 001
                                      India
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F |X|                    Form 40-F  | |

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): | |


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): | |

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes  | |                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________


Registrant incorporates by reference the following Exhibits:

Exhibit 1 -
Compliance of Listing Agreement - Change in Directorship.

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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Mahanagar Telephone Nigam Limited
                                  (Registrant)

Date: November 8, 2005

                                  By:  /s/  S.C. Ahuja
                                     -----------------------------
                                     Name:   S.C. Ahuja
                                     Title:  Company Secretary

================================================================================


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


                                    Exhibit 1
                                    ---------



MAHANAGAR TELEPHONE NIGAM LIMITED
(A Govt. of India Enterprise)
Regd & Corporate Office: Jeevan Bharti, Tower-I, 12th floor,
124, Connaught Circus,  New Delhi - 110 001


MTNL/SECTT/SE/2005
November 8, 2005


The Secretary Stock Exchanges
Mumbai/Delhi/Calcutta/Chennai & National
Stock Exchanges and NYSE


SUB:  Compliance of Listing Agreement - Change in Directorship.


Dear Sir,


Pursuant to clause 30 of the Listing Agreement, we write to inform you that Sh. Kuldeep Goyal has ceased to be director of the company with immediate effect.


Thanking you,

Yours faithfully,


(S.C. AHUJA)
COMPANY SECRETARY


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